November 3, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Attention:	Art Tornabene-Zalas

RE:	Registration Statement on Form S-3
File No. 333-260570

Dear Mr. Tornabene-Zalas:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Empire Petroleum Corporation (the “Company”) respectfully requests that the registration statement on Form S-3, File No. 333-260570 (the “Registration Statement”), be declared effective at 5:00 PM., Washington, D.C. time, on November 5, 2021, or as soon as practicable thereafter.

In connection with this request, the Company acknowledges that it and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Empire Petroleum Corporation

/s/ Michael R. Morrisett

Michael R. Morrisett

President